[redacted]

11017258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH. D.C.
211

SEC FILE NUMBER
8- 67523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARTMORE DISTRIBUTION SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GARTMORE HOUSE 8 FENCHURCH PLACE
(No. and Street)

LONDON (City) UNITED KINGDOM (State) EC3M 4PB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN SKINNER +44 207 782 2487
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

TWO FINANCIAL CENTER, 60 SOUTH STREET (Address) BOSTON (City) MA (State) 02111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OYE 3/7/11

9D 3/9/2011

OATH OR AFFIRMATION

I, Martin Robert Skinner, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gartmore Distribution Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DE PINNA
35 PICCADILLY
LONDON
W1J 8LJ
SCRIVENER NOTARIES

Signed and Sworn at London, England, 22 February 2011
Before me:

Martin Skinner
Signature

Chief Financial Officer
Title

Notary Public

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition~~. Cash flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Financial Statements and Supplementary Schedule

December 31, 2010

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Table of Contents

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report

The Board of Directors
Gartmore Distribution Services, Inc.:

We have audited the accompanying statement of financial condition of Gartmore Distribution Services, Inc. (the Company) (a wholly owned subsidiary of Gartmore US Holding, Company, Inc.) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gartmore Distribution Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2011

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Financial Condition

December 31, 2010

(In thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	2,119
Deferred tax asset		183
Prepaid expenses and other assets		27
Total assets	$	2,329
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	264
Deferred tax liability		15
Total liabilities		279
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 100 shares; issued and outstanding 100 shares		—
Additional paid-in capital		875
Retained earnings		1,234
Cumulative translation adjustment account		(59)
Total stockholder's equity		2,050
Total liabilities and stockholder's equity	$	2,329

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Income

Year ended December 31, 2010

(In thousands)

Revenue:		
Transaction fees	$	2,096
Total revenue		2,096
Expenses:		
Professional fees		140
Related party administrative and operational services costs (note 3)		668
Other expenses		1
Total expenses		809
Income before income taxes		1,287
Income tax expense		534
Net income	$	753

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Cumulative translation adjustment account	Total
	Shares	Amount				
Balance at December 31, 2009	100	$ —	875	481	(45)	1,311
Net income				753		753
Change in cumulative translation account					(14)	(14)
Balance at December 31, 2010	100	$ —	875	1,234	(59)	2,050

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2010

(In thousands)

Cash flows from operating activities:		
Net income	$	753
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Deferred tax asset, expense		12
Prepaid expenses and other assets		4
Accounts payable and accrued expenses		104
Net cash provided by operating activities		873
Pre-tax foreign currency translation adjustment		(24)
Net increase in cash and cash equivalents		849
Cash and cash equivalents, beginning of the year		1,270
Cash and cash equivalents, end of the year	$	2,119

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Notes to Financial Statements

December 31, 2010

(In thousands)

(1) Organization

Gartmore Distribution Services, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation that is a wholly owned subsidiary of Gartmore US Holding Company, Inc. (GHC), a Delaware Corporation, which is a wholly owned subsidiary of Gartmore Investment Management Limited (GIML), a U.K. entity, which in turn, is ultimately owned by the Gartmore Group Limited (GGL), a company registered in the Cayman Islands. The Company was incorporated for the primary purpose of serving as the distributor for private placements of securities issued by funds for which members of the Gartmore group of companies are acting as investment manager, investment advisor, or general partner.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(2) Summary of Significant Accounting Policies

The financial statements are presented in U.S. dollars.

A summary of the significant accounting policies, which have been applied consistently, is set out below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all cash on deposit and temporary investments with an original maturity date of less than 90 days to be cash equivalents.

(c) Fair Value of Financial Instruments

Fair value of financial instruments, which includes cash equivalents, approximates their fair value because of the short maturities of these assets and liabilities.

(d) Revenue Recognition

Transaction fees are recorded as earned based on the level of assets under management for which the Company serves as the distributor for private placement of securities issued by funds for which members of the Gartmore group of companies are acting as investment manager, investment advisor, or general partner.

(Continued)

(e) Foreign Currencies

The Company has entered into agreements with its affiliates, several of whom conduct business in the United Kingdom. Therefore, the functional currency of the Company is the pound sterling. In connection with foreign-denominated payables and receivables, the Company recognizes a foreign currency gain or loss on fluctuation of the U.S. dollar in relation to the pound sterling. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. The foreign currency translation adjustment arising from translation of the balance sheet is reported in stockholder's equity, net of tax. Gains or losses resulting from foreign currency transactions are included in the statement of income.

(f) Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of GHC. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

The Company uses an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred tax assets are recognized when management considers it more likely than not that they will be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(3) Related-Party Transactions

The Company receives revenues under revenue sharing agreements with Gartmore Investment Limited (GIL) and Gartmore Global Partners (GGP) for the private placement of securities issued by funds for which GIL and GGP act as investment manager respectively.

The Company reimburses GIML for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resources, travel expense reimbursement, and other operational services.

Gartmore Delaware, Inc. (GDI), a Delaware corporation, is a wholly owned subsidiary of GHC and the U.S. employing company of the Gartmore group. The Company reimburses GDI for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resources, travel expense reimbursement, and other operational services.

(In thousands)

The Company had the following related-party transactions during the year:

Entity	Nature of transaction		Value of (income) expense for the year ended December 31, 2010	Balance (owed to) due from entity at December 31, 2010
GIL	Revenue sharing agreement	$	(2,021)	—
GGP	Revenue sharing agreement		(67)	—
GIML	Expense sharing agreement		436	—
GDI	Expense sharing agreement		232	—

All transactions with GIL, GGP, GIML, GDI, and other affiliates are charged or credited through intercompany accounts. The expense and revenue sharing agreements are separate legal documents, drawn up at arms length on a fair value basis but may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the U.S. Internal Revenue Service's transfer pricing regulations.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2010 consisted of the following:

Current:		
Federal	$	383
State and local		131
Total current tax expense		514
Deferred:		
Federal		16
State and local		4
Total deferred tax expense		20
Total income tax expense	$	534

The provision for income taxes differs from the federal statutory rate of 34% as follows:

Expected income tax expense at statutory rate	$	438
State income tax, net of income tax effect		96
Income tax expense	$	534

(Continued)

(In thousands)

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities at December 31, 2010 follow:

Deferred tax assets:		
Capitalized start-up costs	$	144
Translation adjustment		39
Total deferred tax assets		183
Deferred tax liabilities:		
Unrealized foreign currency gains		(15)
		(15)
Net deferred tax asset	$	168

Based on the Company's taxable income in 2010 and 2009 as well as its forecast of future income, management believes it is more likely than not that the Company will realize the deferred income tax assets at December 31, 2010.

(5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5 or 6⅔% of aggregate indebtedness.

At December 31, 2010, the Company had net capital of $1,817 which was $1,798 in excess of required net capital of $19. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2010, in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

(6) Concentration of Credit Risk

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

(7) Subsequent Event

As part of the strategic review announced by the Company's ultimate parent, Gartmore Group Limited ("GGL") on November 8, 2010, offers for GGL were invited which subsequently led to a conditional offer from Henderson Group plc ("Henderson Group") for the entire issued share capital of GGL which was unanimously recommended by the Board of GGL and announced to the market on January 12, 2011 (the "Acquisition"). It is currently anticipated that the Acquisition will be implemented by way of a scheme of arrangement under section 86 of the Companies Law (2010 Revision) of the Cayman Islands (the "Scheme of Arrangement"). For the Acquisition by Henderson Group to proceed, the shareholders of both Henderson Group and GGL are required to support the transaction. In addition, the UK Financial Services Authority approval for the change of control is required, together with the satisfaction (or waiver) of certain other conditions. It should be noted that shareholders totalling approximately 57% of the issued share capital of GGL have already signed irrevocable undertakings to support the proposed Scheme of Arrangement.

Schedule I

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2010

(In thousands)

Computation of net capital:		
Total stockholder's equity	$	2,050
Deductions and/or charges:		
Nonallowable assets		233
Total deductions and/or charges		233
Net capital		1,817
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5 or 6 2/3% of aggregate indebtedness)		19
Net capital in excess of requirement	$	1,798
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	279
Ratio of aggregate indebtedness to net capital		15%

See accompanying independent auditors' report.

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Gartmore Distribution Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Gartmore Distribution Services, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 21, 2011

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

The Board of Directors
Gartmore Distribution Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Standard Stockbrokerage Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating Gartmore Distribution Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gartmore Distribution Services Inc.'s management is responsible for the Gartmore Distribution Services Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences (not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067523 FINRA DEC
GARTMORE DISTRIBUTION SERVICES INC 12*12
16 CONKLIN ST C/O ASCENDANT COMPLIANCE MANAGEMENT
PO BOX 402
SALISBURY CT 06068-0402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,240

B. Less payment made with SIPC-6 filed (exclude interest) (2,906)

Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 2,334

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,334

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,334

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

–

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GARTMORE DISTRIBUTION SERVICES, INC.
(Name of Corporation, Partnership or other organization)

MARTIN SKINNER Martin Skinner
(Authorized Signature)

Dated the 21 day of FEBRUARY, 20 11.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2010
and ending DECEMBER 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,096,369
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 556	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	556
Total deductions	556
2d. SIPC Net Operating Revenues	$ 2,095,813
2e. General Assessment @ .0025	$ 5,240

(to page 1, line 2.A.)